EXHIBIT 21.1

LIST OF SUBSIDIARIES OF SPECIALTY LABORATORIES, INC.

Name	Jurisdiction
Specialty Laboratories International Ltd.	British Virgin Islands
Specialty Laboratories Asia Pte., Ltd.	Singapore